# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enfusion, Inc., CIK 0001868912
CUSIP: 292812104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 125 SOUTH CLARK STREET, SUITE 750, CHICAGO, Illinois (IL), 60603
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911561

## Reporting persons
- Werner Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott Werner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Enfusion, Inc.
Address of issuer's principal executive offices: 125 SOUTH CLARK STREET, SUITE 750 CHICAGO, IL, 60603

## Item 2. Person Filing
Name of person filing: This statement is filed by Werner Capital LLC and Scott Werner (together, the "Reporting Persons"). Mr. Werner is the sole manager of Werner Capital LLC and may be deemed the beneficial owner of the shares held by Werner Capital LLC.
Address of principal business office or, if none, residence: c/o Enfusion, Inc. 125 South Clark Street, Suite 750, Chicago, Illinois 60603
Citizenship: Werner Capital LLC is a Delaware limited liability company and Scott Werner is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Werner Capital LLC: /s/ Scott Werner, Scott Werner/Sole Manager (04/21/2025)
- Scott Werner: /s/ Scott Werner, Scott Werner (04/21/2025)